SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D


                              IBS Interactive, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         ------------------------------
                         (Title of class of securities)

                                   44923E-10-1
                                   -----------
                                 (CUSIP Number)

                             Timothy I. Kahler, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                  212-704-6000
                         ------------------------------
            (Person Authorized to Receive Notices and Communications)

                                  June 30, 1999
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No.   44923E-10-1                13D                     Page 2 of 6 Pages
            -----------                                            ---  ---


           NAME OF REPORTING PERSON
    1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Arnold Schron



    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)          [ ]
                                                              (b)          [ ]


    3      SEC USE ONLY

           SOURCE OF FUNDS*
    4      OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                            [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                240,505
      OWNED BY
        EACH              8     SHARED VOTING POWER
      REPORTING
       PERSON                   None
        WITH
                          9     SOLE DISPOSITIVE POWER

                                240,505

                         10     SHARED DISPOSITIVE POWER

                                None


        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
11      240,505

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

12             The number of shares declared in Row (11) excludes the 19,500
               shares described in Item 6 below.                            [X]

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      5.7%

14      TYPE OF REPORTING PERSON*
        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   44923E-10-1                13D                     Page 3 of 6 Pages
            -----------                                            ---  ---

                                  Schedule 13D


Item 1.      Security and Issuer

             This statement relates to shares of the common stock ("Common Stock") of IBS Interactive, Inc. (the "Company"). The Company's executive offices are located at 2 Ridgedale Avenue, Suite 350, Cedar Knolls, NJ 07927.


Item 2.      Identity and Background

             (a) This statement is filed by Arnold Schron (the "Reporting Person").

             (b) The residence address of the Reporting Person is 578 Sanderling Court, Secaucus, New Jersey 07094.

             (c) The Reporting Person is Senior Vice President - IT Consulting of the Company. The Company's principal executive offices are located at 2 Ridgedale Avenue, Suite 350, Cedar Knolls, NJ 07927. The Company provides a broad range of Internet, programming, applications development and computer networking services primarily to businesses and organizations.

             (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

             (f) The Reporting Person is a citizen of the United States.


Item 3.      Source and Amount of Funds or Other Consideration

             Prior to June 30, 1999, the Reporting Person was the owner of all of the outstanding capital stock of Spencer Analysis, Inc. ("Spencer"). In connection with the merger of a subsidiary of the Company with and into Spencer on June 30, 1999, the Reporting Person exchanged the outstanding stock of Spencer for the right to receive 260,005 shares of Common Stock. Of such 260,005 shares, the Reporting Person received 240,505 shares at the closing on June 30, 1999 and 19,500 shares of Common Stock were withheld as a reserve fund pending certain determinations to be made by the Company and the Reporting Person after December 31, 1999.

CUSIP No.   44923E-10-1                13D                     Page 4 of 6 Pages
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Item 4.      Purpose of Transaction

             The Common Stock held by the Reporting Person was acquired, and is being held, as an investment. The Reporting Person does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, except for the 19,500 shares of Common Stock as described in item 6 below (however, the Reporting Person retains the right to acquire and dispose of securities in open market transactions from time to time), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.


Item 5.      Interest in Securities of the Issuer

             (a) The Reporting Person may be deemed to be the beneficial owner of 240,505 (5.7%) of the issued and outstanding shares of Common Stock.

             (b) The following table sets forth information as to shares of Common Stock which the Reporting Person individually has sole or shared power to vote or to direct the disposition at July 12, 1999:

                       Shares with                Shares with
                       Sole Power to            Shared Power to                  Total
                         Vote and                   Vote and              -------------------
                     Direct Disposition        Direct Disposition         Shares           %
                     ------------------        ------------------         ------          ---
Arnold Schron             240,505                      0                 240,505          5.7

             (c) The Reporting Person has not engaged in any transaction in the Company's Common Stock during the past 60 days.

             (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Company beneficially owned by the Reporting Person.

             (e) Not applicable.

CUSIP No.   44923E-10-1                13D                     Page 5 of 6 Pages
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Item 6.      Contracts, Arrangements, Understandings or Relationships with
             Respect to Securities of the Issuer.

             The Reporting Person may be entitled to receive 19,500 shares of Common Stock which shares have been withheld as a reserve fund. The actual number of such additional shares will be calculated based on certain determinations to be made by the Company and the Reporting Person after December 31, 1999.


Item 7.      Material to be Filed as Exhibits

             None




                      [This Space Intentionally Left Blank]

CUSIP No.   44923E-10-1                13D                     Page 6 of 6 Pages
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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 12, 1999.


                                                         /s/     Arnold Schron
                                                        ------------------------
                                                             Arnold Schron